U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form U-6B-2

CERTIFICATE OF NOTIFICATION

Filed by registered holding company or subsidiary company
thereof pursuant to Rule 20(d) or 47 adopted under the
Public Utility Holding Company Act of 1935

Certificate is filed by:      MONONGAHELA POWER COMPANY

        This certificate is notice that the above-named company has issued, renewed, or guaranteed the security or securities described herein which issue, renewal, or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

  Type of the security or securities ("draft", "promissory note").
            First Mortgage Bonds

  Issue, renewal, or guaranty. (Indicate nature of transaction by a check.)
             Issue

  Principal amount of each security.
            $120,000,000

  Rate of interest per annum of each security.
            6.70%

  Date of issue, renewal or guaranty of each security.
            June 9, 2004

  If renewal of security, give date of original issue.
            Not Applicable

  Date of maturity of each security. (In the case of demand notes, indicate "on demand.")
            June 15, 2014

  Name of the person to whom each security was issued, renewed, or guaranteed.
            Citigroup Global Markets Inc. and Scotia Capital (USA) Inc.

  Collateral given with each security, if any.
            First Mortgage on Company Property

  Consideration received for each security.
            $117,603,600 (98.003%)

  Application of proceeds of each security.
            Used (1) to redeem $40 million aggregate principal amount of 8.375% First Mortgage Bonds due 2022, (2) to redeem $25 million aggregate principal amount of 7.25% First Mortgage Bonds due 2007, and (3) to repay $54 million of outstanding borrowings under 364 day bridge loan facility.

  Indicate by a check after the applicable statement below whether the issue, renewal, or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of Section 6(b). __________

     b.   the provisions contained the fourth sentence of Section 6(b). __________

     c.   the provisions contained in any rule of the Commission other than Rule 48. _____X_____

          (If reporting for more than one security, insert the identifying symbol after the applicable statement.)

  If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).
             Not Applicable

  If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.
             Not Applicable

  If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule 48, designate the rule under which exemption is claimed.
             Rule 52

MONONGAHELA POWER COMPANY
(Name of Company)

Date: June 18, 2004	By: /s/ DANIEL M. DUNLAP Name: Daniel M. Dunlap Title: Assistant Secretary